UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Pirouette Pharma Inc

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
June 8, 2017

Physical address of issuer
200 International Drive, Suite 170, Portsmouth , NH 03801

Current number of employees
9

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$3,878,452	$4,504,151
Cash & Cash Equivalents	$1,610,924	$2,094,498
Accounts Receivable	0	0
Short-term Debt	$497,330	$190,461
Long-term Debt	$7,388,869	$4,271,434
Revenues/Sales	0	0
Cost of Goods Sold	0	0
Taxes Paid	0	0
Net Income	$-4,050,003	$-3,597,016

April 9, 2025

FORM C-AR

Pirouette Pharma Inc



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Pirouette Pharma Inc, a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://pirouettepharma.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 9, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These

statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Pirouette Pharma Inc (the "Company") is a Delaware Corporation, formed on June 8, 2017.

The Company is located at 200 International Drive, Suite 170, Portsmouth , NH 03801.

The Company's website is https://pirouettepharma.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

Convenient healthcare, anywhere. The Company is a cutting-edge pharmaceutical company that is attempting to change the ways drugs are delivered and revolutionize healthcare accessibility, The Company plans to earn revenue by selling their innovative drug delivery devices (drug-device) and associated products through various pathways such as in bulk to wholesale distributors or direct to consumers. Additional revenue pathways exist such as licensing the delivery system to drug manufacturers. The Company's customers will be located first in the United States (following FDA Approval) and then plan to spread to global markets, pending subsequent relevant regulatory approvals. Currently, the Company is in the design and development phases of their initial products, has not attained FDA approval, and is thus not revenue generating.

RISK FACTORS

Risks Related to the Company's Business and Industry

Technical Risks: Pirouette's auto-injectors involve complex design and manufacturing processes. The product's performance relies heavily on meeting essential performance requirements (EPRS) such as extended needle length, injection time, and delivered dose. Any deviation in these performance metrics can significantly impact the reliability and effectiveness of the auto-injectors.

Regulatory Risks: There is a risk that Pirouette may not achieve regulatory approval for its products. The regulatory pathway involves specific testing and compliance with standards, which presents challenges in meeting the requirements set by regulatory bodies like the FDA.

5

Commercialization Risks (Distribution + Pricing/Reimbursement):

Pirouette faces challenges in commercializing its epinephrine and naloxone auto- injectors. Success depends on effective distribution, pricing, reimbursement strategies, and gaining market acceptance against established competitors.

Commercialization Risks (Intellectual Property): Pirouette relies on its patented technology for the novel auto-injector, form factor, and internal mechanisms. There is a risk associated with protecting these patents and maintaining their competitive advantage in various international

markets.

Market Acceptance Risk: There is a risk that the market may not readily accept Pirouette's new auto-injector technology. Market trends and consumer preferences can be unpredictable and may not align with the company's expectations.

Supply Chain and Manufacturing Risk: Given the custom design of Pirouette's auto-injectors, there is a risk in maintaining a consistent and reliable supply chain and manufacturing processes. Any disruptions or inefficiencies can impact product availability and quality.

Competitive Landscape Risk: Pirouette operates in a highly competitive market with established players. The company faces the risk of intense competition which may affect its market share and profitability.

Technology Obsolescence Risk: As Pirouette's products are technology-driven, there is a risk of the technology becoming obsolete due to rapid advancements in the field or the introduction of superior technologies by competitors.

Financial Sustainability Risk: Pirouette may face challenges in ensuring long-term financial sustainability, especially given the significant costs associated with R&D, manufacturing, and marketing in a competitive and regulated market.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of

the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the

Company.

Additional issuances of securities.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities.

The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer.

As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties.

The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Convenient healthcare, anywhere. The Company is a cutting-edge pharmaceutical company that is attempting to change the ways drugs are delivered and revolutionize healthcare accessibility, The Company plans to earn revenue by selling their innovative drug delivery devices (drug-device) and associated products through various pathways such as in bulk to wholesale distributors or direct to consumers. Additional revenue pathways exist such as licensing the delivery system to drug manufacturers. The Company's customers will be located first in the United States (following FDA Approval) and then plan to spread to global markets, pending subsequent relevant regulatory approvals. Currently, the Company is in the design and development phases of their initial products, has not attained FDA approval, and is thus not revenue generating.

Co-Issuer

Legal Name: Pirouette Medical I a series of Wefunder SPV LLC

Type of Business: Limited Liability Company

Formed: 2023-12-22

Address: 4104 24TH ST

Optional Address:

Country: Delaware

City: San Francisco

State: CA

Zipcode: 94114

Phone Number: 6077257355

Contact: Teresa Arington

Website: https://wefunder.com/

Business Plan

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan on the filed Form C.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Conor Cullinane

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President, CEO, Chair, and Co-Founder, 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

For three years of business experience, refer to Appendix D: Director & Officer Work History of the Form C.

Education

For education, refer to Appendix D: Director & Officer Work History of the Form C.

Name

Matthew Kane

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Secretary, COO, Co-Founder, 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

For three years of business experience, refer to Appendix D: Director & Officer Work History on the Form C.

Education

For education, refer to Appendix D: Director & Officer Work History of the Form C.

Name

Joseph Nemmers Jr.

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Common Director, 2021-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

For three years of business experience, refer to Appendix D: Director & Officer Work History on the Form C.

Education

For education, refer to Appendix D: Director & Officer Work History of the Form C.

Name

Parinaz Motamedy

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Preferred Director, 2022-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

For three years of business experience, refer to Appendix D: Director & Officer Work History on the Form C.

Education

For education, refer to Appendix D: Director & Officer Work History of the Form C.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Conor Cullinane

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President, CEO, Chair, and Co-Founder, 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

For three years of business experience, refer to Appendix D: Director & Officer Work History of the Form C.

Education

For education, refer to Appendix D: Director & Officer Work History of the Form C.

Name

Matthew Kane

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Secretary, COO, Co-Founder, 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

For three years of business experience, refer to Appendix D: Director & Officer Work History on the Form C.

Education

For education, refer to Appendix D: Director & Officer Work History of the Form C.

Name

Elijah Kapas

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CTO and Co-Founder, 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

For three years of business experience, refer to Appendix D: Director & Officer Work History on the Form C.

Education

For education, refer to Appendix D: Director & Officer Work History of the Form C.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 9 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Series A-1 Preferred Stock
Amount outstanding	1,288,640
Voting Rights	There are voting rights
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Series A-2 Preferred Stock
Amount outstanding	468,793
Voting Rights	There are voting rights.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Series A-3 Preferred Stock
Amount outstanding	1,587,054
Voting Rights	There are voting rights.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Series A-4 Preferred Stock
Amount outstanding	1,093,863
Voting Rights	There are voting rights.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Series A-5 Preferred Stock
Amount outstanding	5,100,888
Voting Rights	There are voting rights.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Common Stock
Amount outstanding	10,000,000
Voting Rights	There are voting rights.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	0
Voting Rights	The SPV securities have voting rights.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	Pre-money valuation cap is $55M. The discount rate is 80%
Value of SAFE or Convertible Notes	

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Other		$62,500.00	General Operations	January 1, 2021	Other
SAFE (Simple Agreement for Future Equity)		$1,125,000.00	General Operations	April 1, 2021	Rule 506(b)
SAFE (Simple Agreement for Future Equity)		$125,000.00	General Operations	June 1, 2021	Rule 506(b)
SAFE (Simple Agreement for Future Equity)		$1,125,000.00	General Operations	July 1, 2021	Rule 506(b)
Preferred Stock		$5,403,482.00	General Operations	October 1, 2021	Rule 506(b)
Other		$471,262.00	General Operations	June 1, 2023	Other
SAFE (Simple Agreement for Future Equity)		$4,216,200.00	General Operations	November 1, 2023	Rule 506(b)
SAFE (Simple Agreement for Future Equity)		$500,000.00	General Operations	August 1, 2024	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$1,000,000.00	General Operations	August 1, 2024	Section 4(a)(2)

SAFE (Simple Agreement for Future Equity)		$1,723,805.00	Design verification, wefunder fees, and registration batches	January 5, 2024	Regulation CF

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Conor Cullinane	22.7%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Pirouette Pharma Inc. was originally organized as an LLC in June 2017. Pirouette Pharma was converted from an LLC to C-Corp on May 26, 2021 and retained the same EIN. Since then, we have: Pirouette's founding team are former rocket scientists, innovating on behalf of patients. 93% of surveyed patients (n=918) want to switch to Pirouette's epinephrine auto-injector after seeing it in action! Conor Cullinane, CEO, received his PhD in Medical Engineering and Medical Physics from MIT/Harvard. Pirouette has 21 issued patents and owns all Intellectual Property for the Technology (patents owned by Pirouette Pharma Inc.) Pirouette is manufacturing the devices in-house, in Portsmouth, NH in the US. 70% of surveyed prescribers (n=258) want to switch to prescribing Pirouette's epinephrine auto-injector after seeing it in action! Participated in the Summer 2021 batch at Y Combinator. Participated in Harvard Business School's Field-X course which is designed to enable students to develop and grow their businesses. The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Revenue generation is expected in October of 2027, and it will take a forecasted $12.7M in capital. We expect to reach profitability in January of 2028, and it is forecasted to take $14.0M to reach profitability.

Liquidity and Capital Resources

16

On January 1, 2021 the Company conducted an offering pursuant to Other and raised $62,500.00.

On April 1, 2021 the Company conducted an offering pursuant to Rule 506(b) and raised $1,125,000.00.

On June 1, 2021 the Company conducted an offering pursuant to Rule 506(b) and raised $125,000.00.

On July 1, 2021 the Company conducted an offering pursuant to Rule 506(b) and raised $1,125,000.00.

On October 1, 2021 the Company conducted an offering pursuant to Rule 506(b) and raised $5,403,482.00.

On June 1, 2023 the Company conducted an offering pursuant to Other and raised $471,262.00.

On November 1, 2023 the Company conducted an offering pursuant to Rule 506(b) and raised $4,216,200.00.

On August 1, 2024 the Company conducted an offering pursuant to Section 4(a)(2) and raised $500,000.00.

On August 1, 2024 the Company conducted an offering pursuant to Section 4(a)(2) and raised $1,000,000.00.

On January 5, 2024 the Company conducted an offering pursuant to Regulation CF and raised $1,723,805.00.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital again in the future. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Aside from Wefunder, we have private investment via accredited investors including angels and venture capital. Additionally, we have received an SBIR award from the NIH/ National Institute on Drug Abuse to pair Naloxone with our innovative auto-injector for the life-saving treatment of opioid overdose.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Conor Cullinane
(Signature)

Conor Cullinane
(Name)

Executive, President, CEO, Chair, and Co-Founder
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements



Pirouette Medical, Inc. (the "Company") a Delaware Corporation

Financial Statements (audited) and
Independent Auditor's Report

Years ended December 31, 2024 & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

Independent Auditor's Report

To Management
Pirouette Medical, Inc.

We have audited the accompanying balance sheets of Pirouette Medical, Inc. as of December 31, 2024 and 2023, and the related statements of operations and comprehensive loss, statements of changes in stockholders' equity (deficit), and the statements of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

Opinion

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of The Pirouette Medical, Inc. as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
March 27th, 2024

Vincenzo Mongio

PIROUETTE MEDICAL, INC.
BALANCE SHEETS (AUDITED)

	December 31, 2024	December 31, 2023
Assets		
Current Assets:		
Cash and Cash Equivalents	$ 1,610,924	$ 2,094,498
Prepaid Expenses	81,786	252,077
Other Receivables	95,117	53,516
Total Current Assets	**1,787,827**	**2,400,091**
Non Current Assets:		
Furniture & Equipment, Machinery, Cleanroom, and Leasehold Improvements, Net of Accumulated Depreciation	1,141,952	1,168,766
Software, Patents, Trademarks, Net of Accumulated	541,572	511,236
Right of Use Asset - Operating Lease, Net of Accumulated Amortization	361,649	378,606
Security Deposits	45,452	45,452
Total Non Current Assets	**2,090,625**	**2,104,060**
Total Assets	$ **3,878,452**	$ **4,504,151**
Liabilities and Stockholders' Equity (Deficit)		
Liabilities		
Current Liabilities:		
Accounts Payable	$ 13,258	$ 14,105
Accrued Expenses	155,846	65,466
Payroll Liabilities	226,865	34,360
Short-term Lease Liability - Operating Lease	101,361	76,530
Total Current Liabilities	**497,330**	**190,461**
Non Current Liabilities:		
Future Equity Obligations (SAFE Notes), net of Offering Costs	7,121,085	3,966,200
Long-term Lease Liability - Operating Lease	267,784	305,234
Total Non Current Liabilities	**7,388,869**	**4,271,434**
Total Liabilities	**7,886,199**	**4,461,895**
Commitments and Contingencies (Note 4)		
Stockholders' Equity (Deficit)		
Series A1 Preferred Stock, Voting, $0.00001 Par Value - 1,288,640 Shares Authorized, 1,288,640 Shares Issued and Outstanding as of December 31, 2024	13	13
Series A2 Preferred Stock, Voting, $0.00001 Par Value - 468,793 Shares Authorized, 468,793 Shares Issued and Outstanding as of December 31, 2024	5	5
Series A3 Preferred Stock, Voting, $0.00001 Par Value - 1,587,054 Shares Authorized, 1,587,054 Shares Issued and Outstanding as of December 31, 2024	16	16

PIROUETTE MEDICAL, INC.
BALANCE SHEETS (AUDITED) (CONTINUED)

	December 31, 2024	December 31, 2023
Series A4 Preferred Stock, Voting, $0.00001 Par Value - 1,093,863 Shares Authorized, 1,093,863 Shares Issued and Outstanding as of December 31, 2024	11	11
Series A5 Preferred Stock, Voting, $0.00001 Par Value -	51	51
Common Stock, Voting, $0.00001 Par Value - 21,000,000	-	-
Additional Paid In Capital	9,853,397	9,853,397
Accumulated Deficit	(13,861,239)	(9,811,236)
Total Stockholders' Equity (Deficit)	**(4,007,747)**	**42,256**
Total Liabilities and Stockholders' Equity (Deficit)	$ **3,878,452**	$ **4,504,151**

PIROUETTE MEDICAL, INC.
STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (AUDITED)

	For the Years Ended	
	December 31, 2024	December 31, 2023
Revenues:		
	$ -	$ -
Total Revenues	-	-
Cost of Sales		
Cost of Sales	$ -	$ -
Total Cost of Sales	$ -	$ -
Gross Profit	$ -	$ -
Operating Expenses:		
Legal and Professional	$ 181,692	$ 263,444
General and Administrative	2,187,854	1,912,159
Research and Development	1,831,135	1,360,722
Operating Lease Expense	111,692	104,339
Depreciation	115,037	73,960
Amortization - Patents	29,773	20,383
Total Operating Expenses	$ 4,457,183	$ 3,735,007
Other (Income) Expense:		
Grant Income	$ (387,155)	$ (84,106)
Interest Income	(25,127)	(51,703)
Loss on Asset Disposal	7,162	-
Other Income	(2,060)	(2,182)
Total Other (Income) Expense	$ (407,180)	$ (137,991)
Loss from Continuing Operations Before Income Taxes	$ (4,050,003)	$ (3,597,016)
Provision for Income Taxes	-	-
Net Loss	$ (4,050,003)	$ (3,597,016)

PIROUETTE MEDICAL, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

| | Preferred Stock | | | | | | | | | |
| | Series A1 | | Series A2 | | Series A3 | | Series A4 | | Series A5 | |
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance on January 1, 2023	1,288,640	$ 13	468,793	$ 5	1,587,054	$ 16	1,093,863	$ 11	5,100,888	$ 51
Net Loss	-	-	-	-	-	-	-	-	-	-
Balance on December 31, 2023	1,288,640	$ 13	468,793	$ 5	1,587,054	$ 16	1,093,863	$ 11	5,100,888	$ 51
Net Loss	-	-	-	-	-	-	-	-	-	-
Balance on December 31, 2024	1,288,640	$ 13	468,793	$ 5	1,587,054	$ 16	1,093,863	$ 11	5,100,888	$ 51

PIROUETTE MEDICAL, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

| | Common Stock | | Additional Paid-In | Accumulated | Total Stockholders' |
	Shares	Amount	Capital	Deficit	Deficit
Balance on January 1, 2023	10,000,000	$ -	$ 9,853,397	$ (6,214,220)	$ 3,639,272
Net Loss	-	-	-	(3,597,016)	(3,597,016)
Balance on December 31, 2023	10,000,000	$ -	$ 9,853,397	$ (9,811,236)	$ 42,256
Net Loss	-	-	-	(4,050,003)	(4,050,003)
Balance on December 31, 2024	10,000,000	$ -	$ 9,853,397	$ (13,861,239)	$ (4,007,747)

PIROUETTE MEDICAL, INC.
STATEMENTS OF CASH FLOWS (AUDITED)

		For the Years Ended December 31,		
		2024		**2023**
OPERATING ACTIVITIES				
Net Loss	$	(4,050,003)	$	(3,597,016)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:				
Depreciation	$	115,037	$	73,960
Amortization - Patents		29,773		20,383
Operating Lease Expense		4,338		3,158
Loss on Disposal of R&D Equipment		-		-
Loss on Disposal of Software Asset		-		3,491
Changes in operating assets and liabilities:		-		
Accounts Payable		(847)		(185)
Accrued Expenses		90,380		(38,300)
Payroll Liabilities		192,505		15,654
Prepaid Expenses		170,291		(190,519)
Other Receivables		(41,601)		(34,259)
Security Deposits		-		(43,786)
Net Cash Flows provided by (used in) Operating Activities	$	**(3,490,127)**	$	**(3,787,419)**
INVESTING ACTIVITIES				
Acquisition of Fixed Assets	$	(88,223)	$	(951,657)
Acquisition of Intangible Assets		(60,109)		(63,433)
Net Cash Flows provided by (used in) Investing Activities	$	**(148,332)**	$	**(1,015,090)**
FINANCING ACTIVITIES				
Future Equity Obligations (SAFE Notes), net of Offering Costs	$	3,154,885	$	684,700
Net Cash Flows provided by (used in) Financing Activities	$	**3,154,885**	$	**684,700**
Net change in cash	$	**(483,574)**	$	**(4,117,809)**
Cash and Equivalents at the beginning of the year		2,094,498		6,212,307
Cash and Equivalents at the end of the year	$	**1,610,924**	$	**2,094,498**

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Pirouette Medical, Inc. ("the Company") was formed in Delaware on May 26th, 2021. Pirouette Medical LLC was formed in Delaware on June 8th, 2017. The Company was formed as a result of Pirouette Medical LLC being converted from an LLC to C-Corp on May 26th, 2021. The same EIN was retained. The Company is a cutting-edge pharmaceutical business that is changing the ways drugs are delivered and revolutionizing healthcare accessibility. It plans to earn revenue by selling its innovative drug-delivery communication devices (drug-device) and associated products through various pathways such as in bulk to wholesale distributors or direct to consumers. Additional revenue pathways exist such as licensing the delivery system to drug manufacturers. The Company's customers will be located first in the United States, upon FDA approval, and then spread to a global market, pending subsequent approvals. Currently, the Company is in the design and development phase of their initial products, has not attained FDA approval, and is thus not revenue generating.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased. The Company does not have any restrictions on its cash balance.

Fair Value of Financial Instruments

ASC 820 *"Fair Value Measurements and Disclosures"* establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management assesses the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of December 31, 2024 and 2023, the Company's total ending cash balance within its main operating account was $1,608,355 and $2,008,428, respectively. This cash is spread amongst multiple financial institutions with the standard deposit insurance coverage limit of $250,000. The Company does not maintain a balance greater than $250,000 in any one single institution, ensuring sufficient coverage of its operating cash.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024 and 2023.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment (Continued)

A summary of the Company's property and equipment, along with their annual activity, is provided below:

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/24
Furniture & Equipment	5-10	108,129	(24,890)	-	83,239
Machinery	5-15	890,169	(139,873)	-	750,296
Leasehold Improvements	10	341,040	(32,623)	-	308,417
Grand Total	–	**1,339,338**	**(197,386)**	–	**1,141,952**

2024			
Property Type	New Additions	Depreciation Expense	Disposals
Furniture & Equipment	33,054	(14,542)	-
Machinery	43,450	(74,587)	(7,162)
Leasehold Improvements	11,719	(25,908)	-
Grand Total	**88,223**	**(115,037)**	**(7,162)**

2023			
Property Type	New Additions	Depreciation Expense	Disposals
Furniture & Equipment	49,303	(7,515)	-
Machinery	573,032	(59,730)	-
Leasehold Improvements	329,322	(6,715)	-
Grand Total	**951,657**	**(73,960)**	–

Intangible Assets

The Company's intangible assets consist of CAD software, patents, and trademarks. They are recorded at cost less accumulated amortization and impairment losses on a systematic basis over their respective useful lives.

A summary of the Company's intangible assets, along with their annual activity, is provided below:

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/24
Patents	15 -19	544,276	(87,268)	-	457,008
Trademarks	Indefinite	84,564	-	-	84,564
Grand Total	–	**628,840**	**(87,268)**	–	**541,572**

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Intangible Assets (Continued)

2024			
Property Type	**New Additions**	**Amortization Expense**	**Disposals**
Patents	57,816	(29,773)	-
Trademarks	2,293	-	-
Grand Total	**60,109**	**(29,773)**	–

2023			
Property Type	**New Additions**	**Amortization Expense**	**Disposals**
Software	-	-	(3,512)
Patents	61,797	(20,383)	-
Trademarks	1,637	-	-
Grand Total	**63,434**	**(20,383)**	**(3,512)**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including finance, business development, and other miscellaneous expenses. Material operating expenses such as legal, accounting, and other professional services have been presented separately from general and administrative.

Equity-Based Compensation

In 2021, the Company adopted its 2021 Equity Incentive Plan ("the Plan") for the purposes of attracting and retaining key personnel. A total of 309,278 shares of Common Stock have been allocated towards this Plan to be awarded as Stock Options, Stock Appreciation Rights, Restricted Stock, and Restricted Stock Units. In 2023, a total of 59,550 Stock Options were granted that vest in accordance with the following schedule: 25% upon the one-year anniversary of the vesting commencement date, followed by 36-equal monthly installments until fully vested. These Stock Options have an exercise price that ranges from $0.19 - $0.24 per share.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Equity-Based Compensation (Continued)

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's Common Stock issued and outstanding:

	Total Options	Weighted Average Exercise Price	Weighted Average Intrinsic Value
Total options outstanding, January 1, 2023	-	$ -	$ -
Granted	59,550	$0.22	$ -
Exercised	-	$ -	$ -
Expired/cancelled	-		
Total options outstanding, December 31, 2023	59,550	$0.22	$ -
Granted	-	$ -	$ -
Exercised	-	$ -	$ -
Expired/cancelled	(35,358)	$0.22	
Total options outstanding, December 31, 2024	24,192	$0.22	$ -
Options exercisable, December 31, 2024	12,611	$0.20	$ -

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Equity-Based Compensation (Continued)

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2023	-	$-
Granted	59,550	$0.22
Vested	(2,688)	$0.19
Forfeited	-	$-
Nonvested options, December 31, 2023	56,862	$0.22
Granted	-	$-
Vested	(9,923)	$0.20
Forfeited	(35,358)	$0.22
Nonvested options, December 31, 2024	11,581	$0.22

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

As of the date of these financials, the Company has filed its tax returns for all preceding years except for 2024 and is in the process of doing so.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Operating Leases

The Company accounts for its lease in accordance with ASC 842 (Leases). Under ASC 842, leases are identified on the Balance Sheet as right-of-use assets with corresponding liabilities. The right-of-use asset is amortized over its operating cycle using the effective interest rate at the time of lease inception.

The Company leases two commercial real estate facilities as part of its operations. In May 2023, the Company signed a 5-year lease agreement with monthly payments of approximately $7,517 to expand its facility into the adjacent high-bay spaces to accommodate the growing team as well as the manufacturing and testing of devices.

In October of 2024, the Company amended its month-to-month lease for one of its locations and entered into a three year and eight months lease, terminating in May of 2028. Monthly payments are $1,775 per month with an annual increase that is based on the consumer price index for all urban consumers applicable to the Boston area and shall not increase more than 3% per year.

Below are the weighted average interest rates and future minimum lease payments:

FASB ASC 842 Footnote

	Year Ended
Lease expense	December 31, 2024
Operating lease expense	111,692
Variable lease expense	-
Total	111,692

Other Information	
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from finance leases (i.e. Interest)	
Operating cash flows from operating leases	94,427
ROU assets obtained in exchange for new operating lease liabilities	75,024
Weighted-average remaining lease term in years for operating leases	3.41
Weighted-average discount rate for operating leases	4.50%

Maturity Analysis	Operating

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS (CONTINUED)

Operating Leases (Continued

2025-12	113,233
2026-12	116,629
2027-12	120,128
2028-12	50,764
Thereafter	-
Total undiscounted cash flows	400,754
Less: present value discount	(31,609)
Total lease liabilities	369,145

Grants

The Company received the final Notice of Award (NoA) in August 2023 for a Small Business Innovation Research (SBIR) Grant from the National Institute of Health (NIH) and National Institute on Drug Abuse (NIDA). The $326,500 grant supports filling our patented auto-injector with Naloxone HCl, USP for emergency treatment of opioid overdoses, addressing the opioid epidemic that is costing approximately 200 lives daily.

In February 2024, the Company was accepted into the NIH/NIDA I-Core program. This two-month program helped us confirm product-market fit, refine the broader commercialization plan, determine if there is a community need for a 3rd dose strength, and connect with early payors for market launch, and includes a $55,000 grant.

In May 2024, the Company received a final NoA Phase I Grant from the NIH with an administrative supplement of $97,580 in addition to the initial $326,500. This affirms the technical merit and commercial potential of our research.

In total, the Company Grant awards from the NIH amount to $479,080. These funds supported the application in 2024.

NOTE 5 – LIABILITIES AND DEBT

Future Equity Obligations - Simple Agreements for Future Equity (SAFE)

From 2017 through the period ending December 31, 2021, the Company entered into numerous SAFE agreements with third parties for total proceeds of $4,450,000. The SAFE agreements had no maturity date and accrued no interest. Following the occurrence of an equity financing event, the agreements converted in August 2021 into various shares of Preferred Stock in an amount determined by one of the four calculations, depending on the applicable SAFE agreement:

i.   The SAFE Purchase Price divided by the lesser of (a) the price-per-share of the Preferred Stock sold during the equity financing event, multiplied by the Discount Rate of 75% - 80%, or (b) the price-per-share equal to the Valuation Cap of $9M divided by the then-issued and outstanding shares of the Company's Capital Stock, subject to conversions and exclusions in accordance with the SAFE agreement.

ii.   The SAFE Purchase Price divided by the price-per-share of the Preferred Stock sold during the equity financing event, multiplied by the Discount Rate of 75% - 80%.

iii. The SAFE Purchase Price divided by either (a) the price-per-share of the Preferred Stock sold during the equity financing event, or (b) the price-per-share equal to the Valuation Cap of $15M divided by the

NOTE 5 – LIABILITIES AND DEBT (CONTINUED)

Future Equity Obligations - Simple Agreements for Future Equity (SAFE) (Continued)

      then-issued and outstanding shares of the Company's Capital Stock, subject to conversions and exclusions in accordance with the SAFE agreement.

  iv.   The then-issued and outstanding shares of the Company's Capital Stock, subject to conversions and exclusions in accordance with the SAFE agreement, multiplied by 7.00%.

The SAFE agreements disclosed above have converted into the following series of Preferred Stock:
- i. $1,125,000 converted into 1,288,640 shares of Series A1 Preferred Stock.
- ii. $450,000 converted into 468,793 shares of Series A2 Preferred Stock.
- iii. $1,625,000 converted into 1,587,054 shares of Series A3 Preferred Stock.
- iv. $125,000 converted into 1,093,863 shares of Series A4 Preferred Stock.
- v. $1,125,000 converted into 878,989 shares of Series A5 Preferred Stock.

From 2022 through the period ending December 31, 2024, the Company entered into numerous SAFE agreements with third parties for total proceeds of $7,440,005. The offering costs associated with these SAFE agreements amounted to $318,920 as of December 31, 2024. The SAFE agreements have no maturity date and bear no interest. Upon the occurrence of an equity financing event, the agreements provide the right of the investor to future equity in the form of the same series of Preferred Stock in an amount equal to the SAFE Purchase Price divided by the lesser of (i) the price-per-share of the Preferred Stock sold during the equity financing event, multiplied by the Discount Rate of 80%, and (ii) the price-per-share equal to the Valuation Cap of $55M divided by the then-issued and outstanding shares of the Company's Capital Stock, subject to conversions and exclusions in accordance with the SAFE agreement. Alternatively, upon the occurrence of a liquidity event, the agreements provide the right of the investor to a portion of the proceeds equal to the greater of (i) the SAFE Purchase Price, or (b) the amount payable on the number of shares of Common Stock equal to the SAFE Purchase Price divided by the price-per-share equal to (x) the Valuation Cap of $55M divided by (y) the then-issued and outstanding shares of the Company's Capital Stock, subject to conversions and exclusions in accordance with the SAFE agreements. Furthermore, the SAFE agreements provide the right of the investor to receive dividends when and if declared by the Board of Directors in an amount equal to the declared dividend multiplied by the quotient of the SAFE Purchase Price divided by the price-per-share equal to (x) the Valuation Cap of $55M divided by (y) the then-issued and outstanding shares of the Company's Capital Stock, subject to conversions and exclusions in accordance with the SAFE agreements. No such events have occurred as of the date of these financials.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2024				For the Year Ended December 2023			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
SAFE Notes	7,440,005	N/A	N/A	-	7,440,005	7,440,005	-	-	3,966,200	3,966,200	-
Total				-	7,440,005	7,440,005	-	-	3,966,200	3,966,200	-

Debt Principal Maturities 5 Years Subsequent to 2024

Year	Amount
2025	-
2026	-
2027	-
2028	-
2029	-
Thereafter	-

NOTE 5 – LIABILITIES AND DEBT (CONTINUED)

*The SAFE Notes mature during a qualified equity financing or liquidity event which can occur in any year.

NOTE 6 – EQUITY

Upon its initial incorporation in May 2021, the Company authorized 20,000,000 shares of Common Stock with a par value of $0.00001 per share. In August 2021, the Company amended its Article of Incorporation to increase the number of authorized shares of Common Stock to 20,500,000 with the same par value, and to authorize 9,223,985 shares of Preferred Stock with a par value of $0.00001 per share. In October 2021, the Company amended its Articles of Incorporation a second time to increase its authorized shares of both Common and Preferred Stock to the respective amounts of 21,000,000 and 9,692,782 shares with par values of $0.00001 per share.

A total of 10,000,000 shares of Common Stock were issued and outstanding as of December 31, 2024 and 2023.

Voting: Common Shareholders are entitled to one vote per share.

Dividends: Common Shareholders are entitled to receive dividends when and if declared by the Board of Directors.

A total of 9,539,238 shares of Preferred Stock were issued and outstanding as of December 31, 2024. These shares are made up of the following designated series of Preferred Stock:
- (i)   1,288,640 shares of Series A1 Preferred Stock, all issued and outstanding as of December 31, 2023
- (ii)   468,793 shares of Series A2 Preferred Stock, all issued and outstanding as of December 31, 2023
- (iii)   1,587,054 shares of Series A3 Preferred Stock, all issued and outstanding as of December 31, 2023
- (iv)   1,093,863 shares of Series A4 Preferred Stock, all issued and outstanding as of December 31, 2023
- (v)   5,254,432 shares of Series A 5 Preferred Stock, of which 5,100,888 were issued and outstanding as of December 31, 2023.

*Please see "Note 5" regarding the conversion of SAFE agreements into various series of Preferred Stock.

Voting: Preferred Shareholders have 1 vote for every share of Common Stock they could own if converted.

Dividends: Preferred Shareholders are entitled to receive dividends when and if declared by the Board of Directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each Preferred Shareholder will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock. Dividends on Preferred Stock are in preference to and prior to any payment of any dividend on Common Stock and are not cumulative. No dividends had been declared as of December 31, 2024 and 2023.

Conversion: Preferred Shareholders have the right to convert shares into Common Stock at a rate of 1-to-1 at the discretion of the shareholder, or automatically during change of control events.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of Preferred Stock are entitled to receive prior to, and in preference to, any distribution to the Common Shareholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 3, 2025, the date these financial statements were available to be issued.

The Company has changed the official name of Pirouette Medical Inc. to Pirouette Pharma Inc. effective January 17, 2025. At Pirouette, the Company is developing "combination products" (device + therapy) as a complete solution.

NOTE 7 – SUBSEQUENT EVENTS (CONTINUED)

Therefore, the Company is technically a pharmaceutical company, not a medical device company (even though that is the focus of their R&D currently). As a combination product with the acting agent being the drug product, the lead review division of their products at the FDA is CDER, so they are on the drug side which also feeds into them truly being a pharma company. The FDA doesn't consider their products to be medical devices, but rather drugs.

Through April 3rd, 2025, the Company raised an additional $3,237,576 in investment capital through the issuance of additional SAFE agreements.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and other potential investment capital opportunities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.